12025073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/3/12

DIVISION OF
CORPORATION FINANCE

February 28, 2012

George A. Schieren
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-28-12

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2012

Dear Mr. Schieren:

This is in response to your letter dated January 3, 2012 concerning the shareholder proposal submitted to PepsiCo by Sarah Giltner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sarah Giltner
*** FISMA & OMB Memorandum ***

February 28, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2012

The proposal requests that the board adopt a corporate policy that recognizes human rights and employs ethical standards which do not involve using the remains of aborted human beings in both private and collaborative research and development agreements.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to PepsiCo's ordinary business operations. In this regard, we note that the proposal relates to PepsiCo's product research and development. Proposals concerning product research, development, and testing are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166 0193
Tel 212.351.4000
www.gibsondunn.com

George A. Schieren
Direct: +1 212.351.4050
Fax: +1 212.351.6250
GSchieren@gibsondunn.com

January 3, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Sarah Giltner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, PepsiCo, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Sarah Giltner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the Board of Directors adopt a corporate policy that recognizes human rights and employs ethical standards which do not involve using the remains of aborted human beings in both private and collaborative research and development agreements.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations.

A. The Proposal is Excludable Because it Relates to the Manner in which the Company Conducts Product Research, Development and Testing.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations because it attempts to involve shareholders in the management of the Company's business with respect to the specific methods the Company may use in conducting its product research, development and testing. Recognizing the complexities of research decisions and that such decisions are incompatible with shareholder action, the Staff has consistently concurred with the exclusion of shareholder proposals relating to a company's product research, development and testing.

For example, the Staff concurred in the exclusion of a similar shareholder proposal as relating to ordinary business matters in *Pfizer Inc.* (avail. Feb. 14, 2008). That proposal requested the formation of a committee "to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that the proposal implicated Pfizer's "ordinary business operations (i.e., product research, development and testing)." Similarly, in *Merck & Co* (avail Jan. 23, 1997), the Staff concurred in the exclusion of a proposal seeking the formation of a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products," noting that it related to "product research, development and testing." *See also Pfizer Inc.* (avail Jan. 23, 2006) (concurring in the exclusion of a shareholder proposal seeking information on the effect of psychotropic medications on specific persons because it related to the company's "ordinary business operations (i.e., product research, development and testing)"); *Pfizer Inc.* (avail Jan. 25, 2004) (concurring in the exclusion of a proposal seeking to change research protocols because the proposal related to "product research, development and testing"); *E. I. du Pont de Nemours & Co.* (avail. Mar. 8, 1991) (concurring in the exclusion of a shareholder proposal seeking to accelerate the elimination of the company's use of ozone-damaging Chlorofluorocarbons and the research of alternatives, explaining that "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations"); *Chrysler Corp.* (avail Jan. 22, 1986) (concurring in the exclusion of a proposal requesting that the company design, mass produce and market an electric vehicle because it related to "the allocation of funds for corporate research"); *Arizona Public Service Co.* (avail. Feb. 27, 1984) (concurring in the exclusion of a proposal seeking a moratorium on certain research because the proposal related to "the amount and location of research and development activities").

The Proposal relates to the ordinary business operations of the Company in that it requests the adoption of a policy that would govern many aspects of the Company's business, including the Company's research and development efforts. The Company continuously performs research and development and enters into numerous research and development agreements. As disclosed in the Company's Form 10-K filed on February 18, 2011, "[t]hese activities principally involve the development of new products, improvement in the quality of existing products, improvement and modernization of production processes, and the development and implementation of new technologies to enhance the quality and value of both current and proposed product lines." For example, the Form 10-K states that during 2010, the Company "expanded [its] portfolio of products made with all-natural ingredients, increased the amount of whole grains, fruits, vegetables, nuts, seeds and low-fat dairy in certain of [its] products and took steps to reduce the average amount of sodium, saturated fat and added sugar per serving in certain of [its] products." The purpose of the Company's agreement referenced in the Proposal is to develop sweet enhancers and natural high-potency sweeteners.

Similar to the *Pfizer* and *Merck* proposals discussed above, the Proposal seeks to dictate details of the Company's "private and collaborative research and development agreements" and thus seeks to involve shareholders in decisions regarding the research, development and testing methods the Company may use in formulating its products. Such decisions are critical to management's ability to run the Company and as such, they are not appropriate matters for shareholder oversight. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, specifically, product research, development and testing.

B. The Proposal Involves Ordinary Business Operations Because it Relates to the Company's Decisions Regarding Choice of Technology.

In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it seeks to involve shareholders in decisions regarding technologies in which the Company may invest. Decisions as to which technologies are economically viable for the Company to pursue in its research and development activities that are described above properly rest with the Company's management and should not be the subject of a shareholder vote. These decisions involve operational and business considerations that require the judgment of experienced management and experts. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions, and are not the type of issue that shareholders are in a position to appropriately evaluate.

On numerous occasions, the Staff has permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(7) because the proposal relates to a company's choice of technologies. In *CSX Corp.* (avail. Jan. 24, 2011), the Staff concurred in the exclusion of a proposal that the company develop a kit that would allow CSX to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7). Similarly, in *WPS Resources Corp.* (avail. Feb. 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, *inter alia*, that the company develop some or all of eight specified plans (including "deploying small-scale cogeneration technologies" to "improve the overall energy efficiency of private and public sector building customers") because the proposal dealt with "ordinary business operations," and specifically, related to "the choice of technologies." Additionally, in *Union Pacific Corp.* (avail. Dec. 16, 1996), the Staff agreed that a shareholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it related to "the development . . . of new technology." *See also Applied Digital Solutions* (avail. Apr. 25, 2006) (proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (i.e., product development)); *International Business Machines Corp.* (avail. Jan. 6, 2005) (permitting exclusion of a proposal requesting that the company employ specific technological requirements in its software as it related to IBM's ordinary business operations (i.e., the design and development of IBM's software products)); *Burlington Northern Santa Fe Corp.* (avail. Jan. 22, 1997) (proposal requesting a report on the status of the research and development of a new safety system for railroads was excludable because it concerned the development and adaptation of new technology).

Just as the Staff concurred with the exclusion of the shareholder proposals discussed above we believe that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks to regulate the Company's choice of technologies. Specifically, the Proposal seeks to dictate the types of technologies used in the Company's "private and collaborative research and development agreements." Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. The Proposal is Excludable Because it Relates to the Terms of the Company's Code of Ethics.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it seeks to involve shareholders in the determination of the terms to include in the Company's Worldwide Code of Conduct and other ethical policies. The Staff has consistently concurred with the exclusion of shareholder proposals relating to a company's ethics policy or code of ethics. For example, the company in *Willis Group Holdings Public Limited Co.* (avail. Jan. 18, 2011) had imposed a policy of not accepting "contingent commissions" from insurance companies in its retail brokerage business. Pointing out that contingent commissions "are a large and legal potential source of revenue," the proposal directed the company's management to prepare a report summarizing the financial impact of the company's policy. The Staff concurred in the exclusion of the proposal, noting that "the proposal relates to the terms of Willis Group Holdings' ethics policy." *See also PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal directing the company, in part, to develop a code of conduct to address "unequal bottler treatment" because the proposal related, in part, to "developing a code of ethics"); *Costco Wholesale Corp.* (avail. Dec. 11, 2003) (concurring in the exclusion of a proposal requesting the development of a "Code of Ethics that would also address issues of bribery and corruption" because the proposal related to the "terms of [the company's] code of ethics").

The Proposal seeks the adoption of a corporate policy that "employs ethical standards." It goes on to specify that the "ethical standards" in the policy should "not involve using the remains of aborted human beings in both private and collaborative research and development agreements." Thus, the Proposal appears to contemplate that at least one term in the corporate policy will be a prohibition of the use of "the remains of aborted human beings" in the Company's research and development agreements. In addition, because the Proposal's language only says what the "ethical standards" should *not* involve, it leaves a large, almost unlimited universe of other ethical standards that could also permissibly be included in the policy. These other ethical standards could be entirely unrelated to the Company's research and development agreements. Thus, like the no-action precedent cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the terms of the Company's Worldwide Code of Conduct and other ethical policies.

D. The Proposal Does Not Focus On a Significant Policy Issue for Purposes of Rule 14a-8.

In the 1998 Release, the Commission clarified that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." This approach allows shareholders to have "the opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." *See* 1998 Release.

The Proposal does not focus on a significant policy issue. The Staff has for decades consistently concurred in the exclusion of proposals involving the use of cells or materials taken from human embryos as relating to ordinary business operations, including during periods where public debate regarding the use of human embryonic cells was much more significant and widespread than it is today. *See General Electric Co.* (avail. Feb. 7, 2011) (concurring in the exclusion of a proposal requesting the board to "take steps to assure that all products in which General Electric is involved and that have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate"); *Pfizer Inc.* (avail. Feb. 14, 2008) (concurring in the exclusion of a proposal requesting the formation of a committee "to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos"); *Merck Co.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the formation of a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the [c]ompany's products"); *Hospital Corp. of America* (avail. Feb. 12, 1986) (concurring in the exclusion of a proposal seeking to prohibit the performance of abortions at the company's facilities). As with the letters described above, the Proposal does not relate to a significant policy issue that the Staff has recognized for the purposes of Rule 14a-8(i)(7). In addition, even if the Staff were inclined to recognize as a significant policy issue the use of embryonic stem cells in research, we believe the Proposal would still be excludable. The Proposal does not refer to embryonic stem cells. Rather, it refers to "embryonic kidney cells."

We acknowledge that the Staff has found human rights to be a significant policy issue. PepsiCo already has a Human Rights in the Workplace Policy, as well as a statement on Responsible Research on its public website. *See* http://www.pepsico.com/Company/Corporate-Governance/Policies.html. However, the Proposal does not involve the specific human rights issues that the Staff has previously recognized as significant policy issues, such as the persecution of persons based upon their political beliefs, free speech or forced labor. *See, e.g., Yahoo! Inc.* (avail. Apr. 5, 2011) (denying the exclusion of a proposal directing the company to formally adopt specified human rights principles to guide the company's business in "China and other repressive countries" because the proposal related to the "significant policy issue of human rights"). In *Yahoo! Inc.*, the proposal related to human rights abuses that could be facilitated by the sale of information technology and technology products to countries known to use such products as a tool to commit human rights violations. In contrast, the Proposal focuses on the manner in which the Company may conduct product research, development and testing, the Company's choice of technologies and the Company's code of ethics. These are distinct issues from the human rights matters that have been recognized as significant policy issues for purposes of Rule 14a-8(i)(7).

Even if the Staff were inclined to view the Proposal as touching upon significant policy issues, the Proposal would still be excludable because it also involves matters of ordinary business that are not related to the potential significant policy issues. Consistent with the 1998 Release, the Staff has repeatedly concurred that a proposal may be excluded in its entirety when it addresses topics that broadly include both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.* (avail. Mar. 24, 2011) the proposal requested that the board require its suppliers to certify they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Bank of America (Trillium Asset Management)* (avail. Feb. 24, 2010) (concurring with the exclusion of the proposal because one aspect of the proposal implicated the bank's ordinary business). Similar to the *PetSmart* and *Bank of America* proposals, the Proposal broadly covers issues that are not related to any potential significant policy issue. It requests the adoption of a corporate policy that employs ethical standards, the only restriction on the standards being that they cannot involve "using the remains of aborted human beings in both private and collaborative research and development agreements." That sole restriction leaves a large universe of ethical standards that could permissibly be included in the corporate policy.

As discussed above, the Proposal focuses on the Company's product research, development and testing, the Company's decisions regarding the choice of technology and the terms of the Company's code of ethics, and it does not focus on a significant policy issue. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-4050 or Cynthia Nastanski, the Company's Senior Vice President, Corporate Law, at (914) 253-3271.

Sincerely,

George A. Schieren

George A. Schieren

Enclosures

cc: Cynthia Nastanski, PepsiCo, Inc.
Sarah Giltner

GIBSON DUNN

EXHIBIT A

received 11/16

Sarah Giltner

FISMA & OMB Memorandum M-07-16

November 1, 2011

Mr. Larry D. Thompson, Secretary
PepsiCo, Incorporated
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson:

I am the owner of 80 shares of PepsiCo, Incorporated. I have owned these shares continuously for over one year and will hold them through the time of our annual meeting. At that time, I intend to introduce the following resolution:

Whereas: According to "*Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance*," which was developed by an international group of investors, "*companies must formulate policies to reduce risk to reputation in the global marketplace*" and,

Whereas: Public reaction to the PepsiCo/Senomyx agreement has resulted in a massive world-wide boycott of PepsiCo products, which threatens shareholder value, retirement pensions and investments, and,

Whereas: PepsiCo has the ability to determine which cell lines should be used in the development of the flavor enhancement research our company is funding,

Resolved: Shareholders request that the Board of Directors adopt a corporate policy that recognizes human rights and employs ethical standards which do not involve using the remains of aborted human beings in both private and collaborative research and development agreements.

Background: In August 2010, PepsiCo entered into a 4 year agreement with Senomyx for the development of artificial high-potency sweeteners for PepsiCo beverages. Under the agreement, PepsiCo is paying $30 million to Senomyx for the research and will subsequently pay royalties on PepsiCo products sold using the Senomyx technology.

In order to produce these flavor enhancers, Senomyx is using HEK-293 (human embryonic kidney cells) obtained from an electively aborted child, despite the fact that over 70 of their patents indicate non-objectionable cell lines such as e-coli, yeast, insect, amphibian or other cells could be used instead. (i.e., see patent numbers 7,052,857; 7,939,671; 7,927,823; 7,915,003; etc).

While PepsiCo claims that "Senomyx utilizes well-established and long-approved research processes that are widely used today by many companies within the food and beverage industry", in fact, competing flavor producing companies such as Chromocell focus on non-controversial insect and CHO cell lines. Chromocell is currently under contract with Coca-Cola.

In today's business world, management must address issues that include human rights. Global companies such as PepsiCo must implement comprehensive codes of conduct, such as those found in the 1947 Nuremburg Code, the World Medical Association Declaration of Helsinki and the United Nations Declaration of Human Rights. Accordingly, members of the human species who cannot give informed consent for research should not be the subjects of an experiment unless they may benefit from it or the experiment carries no significant risk of harming them.

Indeed, so significant is this measure that in September 2011 Congress passed HR 1249, banning the patenting of human organisms, including fetuses or embryos, which reads, "Notwithstanding any other provision of this title, not patent may issue on a claim directed to or encompassing a human organism." The bill was signed into law on September 16, 2011.

While the bill does not affect existing patents on cell lines such as HEK-293, the intention is clear that research must respect and protect human beings from exploitation for profit.

Sincerely,

Sarah Giltner

Sarah Giltner

AMY E. CARRIELLO
SENIOR LEGAL DIRECTOR
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

November 18, 2011

Sarah Giltner

FISMA & OMB Memorandum M-07-16

Re: ***Shareholder Proposal for PepsiCo's 2012 Proxy Statement***

Dear Ms. Giltner:

I am in receipt of your letter proposing a resolution for inclusion in PepsiCo, Inc.'s (the "Company's") 2012 Proxy Statement (the "Proposal").

In accordance with Securities and Exchange Commission ("SEC") regulations, please provide me with evidence of your ownership of the Company's common stock. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address above. Alternatively, you may transmit any response by facsimile to me at 914-249-8109.

If you have any questions with respect to the foregoing, please contact me at 914-253-2507. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy Carriello

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied,

such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

   i. Would disqualify a nominee who is standing for election;

   ii. Would remove a director from office before his or her term expired;

   iii. Questions the competence, business judgment, or character of one or more nominees or directors;

   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

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11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating

the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Scottrade

Members: National Association of Securities Dealers & Securities Investor Protection Corporation

902 S Randall Rd Ste D
St Charles IL 60174-1541
630-584-8439 • 1-877-439-1980

November 21, 2011

Sarah Giltner

FISMA & OMB Memorandum M-07-16

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Along with the attached trade confirmation, let this letter verifies that Sarah Giltner owns 80 shares of PepsiCo, Inc. She purchased these shares on February 23, 2010. As of November 21, 2011, the value of these shares is approximately $5,049.00.

If there are any questions, feel free to contact us at 630-584-8439.

Sincerely,

David Morse
Senior Stockbroker

Pages 34 through 35 redacted for the following reasons:

- -

*** FISMA & OMB Memorandum M-07-16 ***

FISMA & OMB Memorandum M-07-16

PEPSICO

AMY E. CARRIELLO
SENIOR LEGAL DIRECTOR
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

Via Federal Express

November 29, 2011

Ms. Sarah Giltner

FISMA & OMB Memorandum M-07-16

Re: ***Shareholder Proposal for PepsiCo's 2012 Proxy Statement***

Dear Ms. Giltner:

I am writing to follow up on my previous letter to you, dated November 18, 2011, regarding your letter proposing a resolution for inclusion in the 2012 Proxy Statement of PepsiCo, Inc. As is our standard procedure in response to shareholder proposals, we would like to arrange a call to discuss your resolution. Would Thursday, December 1 at 11:00 a.m. (Eastern Standard Time) be feasible for you?

Please contact me at your earliest convenience at my office (914-253-2507), or by email at amy.carriello@pepsico.com to confirm your availability for a discussion or to propose another time that is better for you.

I look forward to speaking with you.

Sincerely,

Amy Carriello

From: Carriello, Amy {PEP} <Amy.Carriello@pepsico.com>
Sent: Wednesday, December 21, 2011 11:33 AM
To: Sarah Giltner
Cc: Boykas, Paul {PEP}; Nastanski, Cynthia {PEP}
Subject: RE: Pepsi Shareholder Resolution

Hi Sarah,

Thank you again for your time today. As we discussed, please see below for a link to PepsiCo's Responsible Research Statement posted on our website.

http://www.pepsico.com/Company/Corporate-Governance/Policies.html

Please do not hesitate to contact us if you have questions or would like to discuss this further.

Happy holidays.

Amy

Amy Carriello | Senior Legal Director
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com

From: Sarah Giltner ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 18, 2011 11:28 AM
To: Carriello, Amy {PEP}
Cc: Thomas Strobhar
Subject: Pepsi Shareholder Resolution

Amy,

Thank you for your interest in speaking with me. Unfortunately, I did not receive your most recent letter, dated November 29, 2011, until yesterday and missed the day you had wanted to speak. I would like to be able to talk with you, and I am available any time on Wednesday, Thursday, and Friday of this week (December 21 - 23). Let me know what time you would like to talk, and I will be able to give you a call.

Thank you,

Sarah Giltner

Carriello, Amy {PEP}

From: Carriello, Amy {PEP}
Sent: Tuesday, December 20, 2011 9:38 AM
To: 'Sarah Giltner'
Subject: RE: Pepsi Shareholder Resolution

Yes, 11:00 a.m. Eastern Time.

Please use the following dial-in information for our call:

1. Dial in: 866-259-6016
2. Enter your conference ID: 9150266 and press#

I look forward to speaking with you tomorrow.

Best regards,

Amy

From: Sarah Giltner ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 19, 2011 10:53 PM
To: Carriello, Amy {PEP}
Subject: Re: Pepsi Shareholder Resolution

That sounds fine - I assume you mean 11:00 AM Eastern / 10:00 AM Central.

On Mon, Dec 19, 2011 at 4:15 PM, Carriello, Amy {PEP} <Amy.Carriello@pepsico.com> wrote:

Dear Ms. Giltner,

Thank you for your reply. Please let me know if Wednesday, December 21 at 11:00 a.m. is convenient for you.

Best regards,

Amy

Amy Carriello | Senior Legal Director
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com

From: Sarah Giltner***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 18, 2011 11:28 AM
To: Carriello, Amy {PEP}
Cc: Thomas Strobhar
Subject: Pepsi Shareholder Resolution

Amy,

Thank you for your interest in speaking with me. Unfortunately, I did not receive your most recent letter, dated November 29, 2011, until yesterday and missed the day you had wanted to speak. I would like to be able to talk with you, and I am available any time on Wednesday, Thursday, and Friday of this week (December 21 - 23). Let me know what time you would like to talk, and I will be able to give you a call.

Thank you,

Sarah Giltner